

Mail Stop 3720

June 8, 2017

William H. Gray
Chief Executive Officer
Wytec International, Inc.
19206 Huebner Road, Suite 202
San Antonio, Texas 78258

     Re: **Wytec International, Inc.**
              Amendment No. 1 to Registration Statement on Form S-1
              Filed May 12, 2017
              File No. 333-215496

Dear Mr. Gray:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 6, 2017 letter.

Prospectus Cover Page

1.   Please disclose the total number of Wytec shares and Wytec warrants being distributed.

2.   We note that you continue to state that you intend to have your common stock quoted for trading on the OTC-QB Market "or better." As requested in our prior comment 3, please explain your reference to trading on a better market. If you are referring to listing on exchange, please discuss how likely it is you will meet the listing requirements.

Our Company, page 7

3.   Please update your disclosure regarding WyQuote to discuss whether it became operational in December 2016 and the extent to which you obtained non-paying and paying customers.

The Spin-Off, page 20

Background, page 20

4.   We note your response to our prior comment 8. Please consider moving or removing the parenthetical so that it does not appear that you are distributing warrants that consist of both the warrants held by CCI and warrants held by others.

5.   Please discuss in more detail the background of the spin-off, including the steps leading up to the spin-off. Some of these steps would appear to include the following:

- The issuance of Wytec Series C preferred stock to Mr. William Gray in July 2016, giving him voting control over Wytec;
- The issuance of 1,731,104 Wytec warrants to CCI in October 2016;
- CCI's return of 73% of its interest in Wytec in October 2016;
- CCI's authorization of the spin-off of Wytec on October 26, 2017; and
- Wytec's purchase of Capaciti Networks from CCI for 609,604 Wytec shares on November 17, 2016.

In your discussion, explain how and why CCI decided to reorganize its businesses, how it determined what the capitalization of Wytec would be, and how it determined the number and types of securities to spin-off.

Use of Proceeds, page 26

6.   Please provide disclosure that conveys the uncertainty that any warrants being distributed will be exercised and any proceeds will be received by Wytec. In this regard, we note the short exercise period, the lack of current market for the Wytec shares and the $5.00 assumed exercise price.

Liquidity and Capital Resources, page 31

7.   We note your disclosure on page 17 of the financial statements that Wytec loaned $341,140 to CCI through May 3, 2017. Disclose the material terms of the loan(s), the reasons for the loan(s), and whether the loan(s) will be repaid prior to the distribution.

Government Regulations, page 44

8.   We note your response to our prior comment 14. Please consider expanding your Government Regulations disclosures further to discuss the impact the FCC regulations you identified may have on your operations. Include in this expanded disclosure actions you may need to take (or refrain from taking) to comply with these regulations.

Security Ownership of Certain Beneficial Owners and Management, page 52

9.   We note that in response to our prior comment 18 that you have revised your beneficial ownership table to include the total voting power of each named individual. Please also revise your beneficial ownership table to include a column for each class of your securities. In addition, indicate by footnote the amount of shares beneficially owned by each person pursuant to warrants and convertible preferred stock. We refer you to Item 403(a) of Regulation S-K.

Sale of Restricted Securities, page 60

10.   We note your disclosure in the first sentence of this subsection that the shares and warrant shares being distributed pursuant to the current registration statement will be "freely transferable, including for our affiliates." Please note that the securities to be received by affiliates pursuant to the registration statement will be considered control securities. Therefore, please revise this disclosure. In addition, please revise the disclosure in the third sentence of this subsection that suggests that affiliates may resell their shares pursuant to the current registration statement, as resales of shares received by affiliates are not being registered.

Financial Statements

Statements of Cash Flows, page 7

11.   We note that you issued preferred stock in exchange for deferred revenue obligation. Please provide detailed disclosure in the notes to the financial statements of the terms of this transaction and how the per share value of preferred stock was determined.

Note F – Related Party Transactions, page 15

12.   Please include disclosure of the agreements for support services between CCI and Wytec, including a description of the terms of the agreements.

Age of Financial Statements

13.   Update the financial statements and other financial information in the filing to include the interim period ended March 31, 2016. Please refer to the guidance in Rule 8-08 of Regulation S-X.

Exhibits

<u>Opinion of Richardson & Associates as to the legality of the securities being registered</u>

14.   We note counsel revised its opinion in response to prior comment 33. As previously requested, please have counsel opine on the legality of the warrants being registered. Also have counsel clearly opine that the Wytec shares that are already outstanding <u>are</u> validly issued, fully paid and nonassessable. Please review Sections II.B.1.f and II.B.2.h of Staff Legal Bulletin No. 19 for guidance, which is available on our website at https://www.sec.gov/interps/legal.shtml.

        You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

                                        Sincerely,

                                        /s/ Kathleen Krebs, for

                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11 – Telecommunications

Cc: Mark J. Richardson, Esq.
        Richardson & Associates